



08025309

;TATES
{ANGE COMMISSION
., D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-67418 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____08/11/06_____ AND ENDING_____11/30/07_____
                                                MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VETUS SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

1300 E 9TH STREET, SUITE 600
                        (No. and Street)

| CLEVELAND | OHIO | 44114 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
                        (Name – *if individual, state last, first, middle name*)

| 800 Westpoint Parkway, Suite 1100 | Westlake | Ohio | 44145 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



## OATH OR AFFIRMATION

I, _____Jay Garrison_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____VETUS SECURITIES LLC_____ , as
of _____NOVEMBER 30_____ , 20_07_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

**AMY BALL**
**NOTARY PUBLIC • STATE OF OHIO**
Recorded in Cuyahoga County
My commission expires Sept. 26, 2012

_____Signature_____

_____Chief Compliance Officer_____
Title

_____Notary Public_____

-This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VETUS SECURITIES LLC

INDEPENDENT AUDITORS' REPORT

NOVEMBER 30, 2007



VETUS SECURITIES LLC

NOVEMBER 30, 2007

TABLE OF CONTENTS



Cohen Fund Audit Services, Ltd.    440.835.8500
800 Westpoint Pkwy., Suite 1100    440.835.1093 *fax*
Westlake, OH 44145-1524

*www.cohenfund.com*

MEMBER AND BOARD OF DIRECTORS
VETUS SECURITIES LLC

## Independent Auditors' Report

We have audited the accompanying statement of financial condition of Vetus Securities LLC as of November 30, 2007, and the related statements of income, changes in member's equity, and cash flows for the period from inception, August 11, 2006, through November 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vetus Securities LLC as of November 30, 2007, and the results of its operations and its cash flows for the period from inception, August 11, 2006, through November 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Cohen Fund Audit Services*

January 28, 2008
Westlake, Ohio




STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2007

ASSETS

| | | |
|---|---|---|
| CASH AND CASH EQUIVALENTS | $ | 56,186 |
| PREPAID EXPENSES | | 39,870 |
| ADVANCES TO AFFILIATE | | 20,000 |
| | $ | 116,056 |

MEMBER'S EQUITY

| | | |
|---|---|---|
| MEMBER'S EQUITY | $ | 116,056 |

*The accompanying notes are an integral part of these statements.*

STATEMENT OF INCOME

FOR THE PERIOD FROM INCEPTION, AUGUST 11, 2006,
THROUGH NOVEMBER 30, 2007

| | |
|---|---|
| REVENUE | $  2,776,000 |
| INTEREST INCOME | 1,631 |
| | 2,777,631 |
| | |
| EXPENSES | |
| Compensation and benefits | 27,936 |
| Regulatory fees and expenses | 26,252 |
| Other expenses | 46,387 |
| | 100,575 |
| | |
| NET INCOME | $   2,677,056 |

*The accompanying notes are an integral part of these statements.*

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FROM INCEPTION, AUGUST 11, 2006,
THROUGH NOVEMBER 30, 2007

| | |
|---|---:|
| CONTRIBUTIONS | $ 60,000 |
| NET INCOME | 2,677,056 |
| DISTRIBUTIONS | (2,621,000) |
| BALANCE – NOVEMBER 30, 2007 | $ 116,056 |

*The accompanying notes are an integral part of these statements.*

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION, AUGUST 11, 2006,
THROUGH NOVEMBER 30, 2007

| | |
|---|---:|
| **CASH FLOW PROVIDED FROM OPERATING ACTIVITIES** | |
| Net income | $ 2,677,056 |
| Increase (decrease) in cash resulting from changes | |
| in operating assets | |
| Prepaid expenses | (39,870) |
| Advances to affiliate | (20,000) |
| Net cash provided from operating activities | 2,617,186 |
| | |
| **CASH FLOW USED IN FINANCING ACTIVITIES** | |
| Proceeds from member contributions | 60,000 |
| Distributions to member | (2,621,000) |
| | (2,561,000) |
| | |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | |
| AND CASH AND CASH EQUIVALENTS – END OF PERIOD | $ 56,186 |

*The accompanying notes are an integral part of these statements.*

## NOTES TO THE FINANCIAL STATEMENTS

1.  ORGANIZATION

    Vetus Securities LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the state of Ohio. The Company is a member of the Financial Industry Regulatory Authority (FINRA), specializing in investment banking for the middle market. The Company received its final approval to become a registered broker-dealer on February 22, 2007. The Company is a wholly-owned subsidiary of Vetus Holdings LLC (the Parent).

    The Company is a limited liability company, which commenced operations on August 11, 2006 (inception), that shall continue in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Business and Revenue Recognition

    The Company is engaged as an investment banking broker-dealer. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services. Specifically, it provides services related to any one or more of the following transactions: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

    For investment banking services that are contingent fee based services, revenue is recorded upon closing of the transaction and funding of financing requirements by the buyer or seller.

    Cash and Cash Equivalents

    At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

    The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

    Prepaid Expenses

    The Company has $1,598 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay regulatory fees.

## NOTES TO THE FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various investment banking activities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

One customer comprised approximately 99% of revenue in one transaction during the period ended November 30, 2007.

Income Taxes

The Company is an Ohio Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the member. Accordingly, the Company records no provision for federal income taxes.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3.    RELATED PARTY TRANSACTIONS

In April 2007, the Company entered into a monthly expense sharing agreement (the "agreement") with an affiliated company, Vetus Partners, LLC (Partners), for certain operational expenses.

For the period ended November 30, 2007, total expenses allocated to the Company under the monthly expense sharing agreement were $74,323 and consisted of the following:

| | |
|---|---|
| Compensation and benefits | $  27,936 |
| Other expenses | 46,387 |
| | $  74,323 |

During the year, the Company advanced funds to Partners in excess of the amounts due. At November 30, 2007, advances in excess of amounts due totaling $25,750 are included in prepaid expenses.

At November 30, 2007, advances to affiliate represents unsecured amounts due on demand from Partners.

## NOTES TO THE FINANCIAL STATEMENTS

4.  NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At November 30, 2007, the Company had net capital of $56,186, which was $51,186 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 8 to 1. At November 30, 2007, the ratio was 0.00 to 1.

5.  EXEMPTION FROM RULE 15c3-3

The Company acts as an investment banking broker-dealer, promptly transmitting all funds received in connection with its activities as a broker or dealer and does not otherwise hold funds for or owe money to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

NOVEMBER 30, 2007

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

NOVEMBER 30, 2007

NET CAPITAL
  Total member's equity from statement of financial condition                                          $   116,056
  Less:  Non-allowable assets
          Prepaid expenses                                          $    39,870
          Note receivable                                                20,000                              59,870

NET CAPITAL                                                                                            $    56,186

COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL
      LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION                                                $          --

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -
      6 ⅔% OF AGGREGATE INDEBTEDNESS                                                                   $          --

MINIMUM REQUIRED NET CAPITAL                                                                           $    5,000

NET CAPITAL REQUIREMENT                                                                                $    5,000

EXCESS NET CAPITAL                                                                                     $    56,186

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL                                                            0.00 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of November 30, 2007, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation are not required as there are no adjustments to net capital.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

NOVEMBER 30, 2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.



Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

440.835.8500
440.835.1093 *fax*

*www.cohenfund.com*

MEMBER AND BOARD OF DIRECTORS
VETUS SECURITIES LLC

<u>Independent Auditors' Report on Internal Control</u>
<u>Required by SEC Rule 17a-5</u>

In planning and performing our audit of the financial statements and supplemental schedules of Vetus Securities LLC (the Company) as of and for the period ended November 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.    Making the quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2.    Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


an independent member of
BAKER TILLY
INTERNATIONAL

Registered with the Public Company Accounting Oversight Board



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, board of directors, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

*Cohen Fund Audit Services*

January 28, 2008
Westlake, Ohio

*END*